
S ||||||||||||||||||||||||||||||||| MMISSION
10028991

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden	
hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66769

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____1/1/09_____ AND ENDING_____12/31/09_____

                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sinclair & Company, LLC

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

    30 Old Kings Highway South, Suite 250

                                     (No. and Street)

Darien	CT	06820
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
      Brent Hippert   (443) 541-8400

                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    Stark Winter Schenkein & Co., LLP

                                (Name – *if individual, state last, first, middle name*)

3600 S Yosemite Street, Suite 600	Denver	Colorado	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    X Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing
Section

MAR 01 2010

Washington, DC
106

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___Larry J. Galvin_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___Sinclair & Company_____ , as

of ___December 31_____, 20 _09____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Managing Director
_____
Title

_____
Notary Public

JUDITH J. HANLEY
NOTARY PUBLIC
MY COMMISSION EXPIRES AUG. 31, 2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sinclair & Company, LLC
Table of Contents



STARK ◆ WINTER ◆ SCHENKEIN

REPORT OF INDEPENDENT AUDITORS

To the Members
Sinclair & Company, LLC

We have audited the accompanying statement of financial condition of Sinclair & Company, LLC, at December 31, 2009, and the related statements of income and members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sinclair & Company, LLC, as of December 31, 2009, and the results of its operations, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Denver, Colorado
February 9, 2010

STARK ◆ WINTER ◆ SCHENKEIN & CO., LLP ◆ Certified Public Accountants ◆ Financial Consultants

3600 SOUTH YOSEMITE STREET ◆ SUITE 600 ◆ DENVER, COLORADO 80237
PHONE: 303.694.6700 ◆ FAX: 303.694.6761 ◆ TOLL FREE: 888.766.3985 ◆ WWW.SWSCPAS.COM
AN INDEPENDENT MEMBER OF BKR INTERNATIONAL

Sinclair & Company, LLC
Statement of Financial Condition
December 31, 2009

ASSETS

CURRENT ASSETS

Cash	$	26,249
Accrued revenue		11,800
Prepaid expenses		850
		38,899

FURNITURE AND EQUIPMENT, NET		2,864
	$	41,763

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accounts payable and accrued liabilities	$	14,620
		14,620

MEMBERS' EQUITY		27,143
	$	41,763

The accompanying notes are an integral part of these financial statements.

Sinclair & Company, LLC
Statement of Income and Members' Equity
For The Year Ended December 31, 2009

REVENUES

Commissions Revenue	$	921,955
Interest income		1,284
Total revenues		923,239

EXPENSES

Commissions expense	784,149
Operating expenses	104,862
Total expenses	889,011

NET INCOME		34,228
MEMBERS' EQUITY, beginning of year		224,155
Members' draws		(231,240)
MEMBERS' EQUITY, end of year	$	27,143

The accompanying notes are an integral part of these financial statements.

Sinclair & Company, LLC
Statement of Cash Flows
For the Year Ended December 31, 2009

OPERATING ACTIVITIES

Net income	$ 34,228
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	1,933
Changes in:	
Decrease in receivables	1,058,561
Decrease in prepaid expenses	1,612
Decrease in accrued liabilities	(975,796)
Net cash provided by operating activities	120,538

INVESTING ACTIVITIES

Net cash provided by investing activities	-

FINANCING ACTIVITIES

Member withdrawals	(231,240)
Net cash (used in) financing activities	(231,240)

NET DECREASE IN CASH	(110,702)
CASH AT BEGINNING OF YEAR	136,951
CASH AT END OF YEAR	$ 26,249

The accompanying notes are an integral part of these financial statements.

Note 1 – Summary of significant accounting policies

Organization

Sinclair & Company, LLC (the "Company"), is a Delaware limited liability company organized on August 13, 2004. The Company is a broker/dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company does not have any customers for which it clears transactions. Its primary source of income is from third-party marketing of Regulation D private placements to its clients.

As a Limited Liability Company ("LLC"), the Company has some of the attributes of a sole proprietorship, a partnership and a corporation. For tax purposes, it is treated as a partnership. It is essentially a business entity created by contract between the members, much as a partnership. The members are protected from personal liability for the acts of the LLC, much like shareholders of a corporation. An LLC also differs from a partnership by not imposing personal liability on members for participating in the management of the LLC.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

Income Taxes

The Company is taxed as a partnership for federal and state income tax purposes. As such, the Company will not pay income taxes, as any income or loss will be included in the tax returns of the individual members. Accordingly, no provision is made for income taxes in the financial statements.

Revenue Recognition

The Company recognizes commission and related expenses on a settlement-date basis as transactions occur.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Concentrations of Credit Risk

The Company maintains all cash in bank accounts, which at times may exceed federally insured limits. The Company has not experienced a loss in such accounts.

5

SINCLAIR & COMPANY, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

Note 1 – Summary of significant accounting policies (continued)

Concentration of Customers

As of and for the year ended December 31, 2009, the Company had 5 customers who accounted for 89% of total revenues.

Fair Value of Financial Instruments

The carrying value of cash, prepaid expenses and accounts payable approximates fair value because of the short maturity of these items.

Depreciation

The Company's fixed assets consist primarily of computers as the office rent includes furniture. Depreciation is computed by using the straight line method over the estimated useful life of five years. Depreciation expense for the year ending December 31, 2009, was $1,157.

Organization Costs

Organization costs were amortized on a straight line basis over a five year period. As of December 31, 2009, Organization Costs were fully amortized. Amortization expense for the year ending December 31, 2009, was $777.

Note 2 – Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $22,249, which was in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 66% at December 31, 2009.

Note 3 – Regulatory Provisions

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under the provisions of Section (k)(2)(ii) and, therefore, is not required to make the periodic computation for determination of reserve requirements or information relating to the possession and control requirements under Rule 15c3-3.

Note 4 – Commitments

The Company leases office space from an unrelated party under a lease that expires January 31, 2010. Total rent expense for the year ended December 31, 2009, was $10,450. The Company is currently leasing the premises on a month-to-month basis.

Note 5 – Contingencies

The Company was involved in litigation as a joint plaintiff with Frey Capital Advisors, LLC, against Rockview Management, LLC, involving the payment of management fees by Rockview Management, LLC, to the Company. The Company entered into a Settlement and Release Agreement on December 31, 2009, wherein the Company would receive payments in connection with the management fee due. The Company, in turn, forwards 90 percent of the Rockview Management, LLC, payments to Frey Capital Advisors, LLC, in accordance with the Registered Representative Agreement between the parties. Receipt of the initial amount of $68,342 from Rockview Management, LLC, was received in December 2009 and recorded as revenue in that period. The commission paid to Frey Capital Advisors, LLC, also occurred in December 2009. Amounts received subsequent to December 31, 2009, were to be based on amounts determined on the net asset value of the fund as well as completion of the audit of the fund and will be recognized as revenue, along with the corresponding commission expense, when received in accordance with the Company's revenue recognition policy.

Note 6 – Subsequent Events

Management of the Company has evaluated all subsequent transactions through February 9, 2010, the date the financial statements were available to be issued. It has been determined that there are no subsequent events that require disclosure.

Sinclair & Company, LLC
Schedule I - Computation Of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission
December 31, 2009

Total member's equity qualified for net capital from the Statement of Financial Condition	$	27,143
Less: Total nonallowable assets		(4,894)
Net Capital	$	22,249
Aggregate indebtedness - from the Statement of Financial Condition	$	14,620
Basic net capital requirement	$	5,000
Excess net capital	$	17,249
Ratio aggregate indebtedness to net capital		66%
Net capital as reported in Company's Part II (unaudited) FOCUS Report as of December 31, 2009:	$	22,249

Sinclair & Company
Schedule III – Computation for Determination of Reserve Requirements
and Information Relating to the Possession and Control
Requirements Under Rule 15c3-3
December 31, 2009

Sinclair & Company operates pursuant to the Section K (2)(ii) exemption provision of the Securities and Exchange Commission Rule 15c3-3, of the customer protection rules, and does not hold customer funds or securities. Therefore, there are no reserve requirements and no possession and control requirements.



STARK • WINTER • SCHENKEIN

To the Members of
Sinclair & Company, LLC

In planning and performing the audit of the financial statements and supplemental schedule of Sinclair & Company, LLC (the "Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting, including control activities for safeguarding securities, as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements and not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17-a (5)(g) in the following: making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the proceeding paragraph. In fulfilling the responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of

STARK • WINTER • SCHENKEIN & CO., LLP • Certified Public Accountants • Financial Consultants

3600 SOUTH YOSEMITE STREET • SUITE 600 • DENVER, COLORADO 80237
PHONE: 303.694.6700 • FAX: 303.694.6761 • TOLL FREE: 888.766.3985 • WWW.SWSCPAS.COM
AN INDEPENDENT MEMBER OF BKR INTERNATIONAL

them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles, such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicates a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Denver, Colorado
February 9, 2010

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066769   FINRA   DEC
SINCLAIR & COMPANY LLC   9*9
30 OLD KINGS HWY S STE 250
DARIEN CT 06820-4551

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

BRENT HIPPERT 443-541-8400

2. A.   General Assessment [item 2e from page 2 (not less than $150 minimum)] $ *1717*

   B.   Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest)   (*302*)

   July 30, 2009
   Date Paid

   C.   Less prior overpayment applied   ( )

   D.   Assessment balance due or (overpayment)   *1415*

   E.   Interest computed on late payment (see instruction E) for _____ days at 20% per annum

   F.   Total assessment balance and interest due (or overpayment carried forward) $ *1415*

   G.   PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ *1415*

   H.   Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SINCLAIR & Company LLC
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the *5* day of *Feb*, 20 *10*.

CFO / Exe VP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____   _____   _____
Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

L

per GL 12/31/09 $921955 <8733> 3/31/09 services <226620> 3/31 commissions
Agreed to GL W/O exception

Amounts for the fiscal period
beginning April 1, 2009
and ending DEC 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

$ 686,602

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

_____

(2) Net loss from principal transactions in securities in trading accounts.

_____

(3) Net loss from principal transactions in commodities in trading accounts.

_____

(4) Interest and dividend expense deducted in determining item 2a.

_____

(5) Net loss from management of or participation in the underwriting or distribution of securities.

_____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

_____

(7) Net loss from securities in investment accounts.

_____

Total additions

_____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

_____

(2) Revenues from commodity transactions.

_____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

_____

(4) Reimbursements for postage in connection with proxy solicitation.

_____

(5) Net gain from securities in investment accounts.

_____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

_____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

_____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

_____

_____

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)

_____

Total deductions

_____

2d. SIPC Net Operating Revenues

$ 686,602

2e. General Assessment @ .0025

$ -1717-

(to page 1 but not less than $150 minimum)

2



STARK • WINTER • SCHENKEIN

INDEPENDENT AUDITORS' REPORT ON THE SIPC ANNUAL ASSESSMENT
REQUIRED UNDER SEC RULE 17a-5(e)(4)

To the Members
Sinclair & Company, LLC

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule of Securities Investor Protection Corporation assessments and payments (Form SIPC-7T) of Sinclair & Company, LLC, for the year ended December 31, 2009. These procedures were performed solely to assist in complying with Rule 17a-5(e)(4), and the report is not to be used for any other purpose. The procedures that were performed are as follows:

1. Compared listed assessment payments with respective cash disbursements record entries;

2. Compared amounts reported on Form X-17a-5 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7T) for the twelve months ended December 31, 2009;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments; and

5. Compare the amount of any overpayment applied with the Form SIPC-7T on which it was compared.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7T were not determined in accordance with the applicable instructions and forms.

This report relates only to the schedule referred to above and does not extend to any financial statements of Sinclair & Company, LLC, taken as a whole.

Stark Winter Schenkein & Co., LLP

February 9, 2010

STARK • WINTER • SCHENKEIN & CO., LLP • Certified Public Accountants • Financial Consultants

3600 SOUTH YOSEMITE STREET • SUITE 600 • DENVER, COLORADO 80237
PHONE: 303.694.6700 • FAX: 303.694.6761 • TOLL FREE: 888.766.3985 • WWW.SWSCPAS.COM
AN INDEPENDENT MEMBER OF BKR INTERNATIONAL

SINCLAIR & COMPANY, LLC

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT AUDITORS

AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2009